Filed by Nuveen NASDAQ 100 Dynamic Overwrite Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

NASDAQ Premium Income & Growth Fund Inc.

Commission File No. 811-21983

The Annual Meeting of Shareholders for NASDAQ Premium Income & Growth Fund Inc. (QQQX) has been adjourned for a final time to Friday, November 21, 2014. Nuveen has proposed a merger between QQQX and Nuveen Equity Premium Advantage Fund (JLA) that will be determined at this meeting, one that will result in a larger fund employing QQQX’s current strategy.

According to records, you have not voted. Your vote is extremely important as the Fund cannot further extend the shareholder meeting!

Nuveen recommended the proposed merger in order to simplify and more clearly delineate the fund from the investment strategies of its other equity option strategy funds. The Boards considered information provided by Nuveen on the potential benefits of the proposals which included:

•	Reduced fees and expenses as a result of economies of scale from a larger combined fund.
•	Better liquidity and reduced trading costs from the greater share volume of the combined fund.

Accordingly, each Board has determined that its respective Reorganization would be in the best interests of its Fund.

The proxy statement for this meeting can be found at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

If you have any questions or need more information, please call the proxy information line at 1-866-209-5784.

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.